June 1, 2012

Via EDGAR

Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:       Principal Funds, Inc.

File Numbers 033-59474, 811-07572

Post-Effective Amendment No. 112 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

On March 30, 2012, under Rule 485(a) under the 1933 Act (Accession No. 0001144204-12-018723), Principal Funds, Inc. (the “Registrant”) filed a post-effective amendment (Post-Effective Amendment No. 111) to its registration statement to create two new series (Blue Chip Fund with Institutional Class shares and Opportunistic Municipal Fund with Classes A and C shares), add Class C shares to two existing series (Global Multi-Strategy Fund and Small-MidCap Dividend Income Fund), and update certain expense information for Class J shares of the Bond Market Index Fund and Preferred Securities Fund.  When submitting the contents of the filing on the EDGAR system, Post-Effective Amendment No. 111 included all series and class identifiers that were relevant to the filing and other series and class identifiers that were not relevant to the filing.  On May 11, 2012, in Post-Effective Amendment No. 112 (Accession No. 0001144204-12-028046), the Registrant re-filed, under Rule 485(a), the substantive content from Post-Effective Amendment No. 111 and used only those series and class identifiers that were relevant to the filing.

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on May 15, 2012, with respect to Post-Effective Amendment No. 112 to the Registrant’s registration statement on Form N-1A.  During that call and again on May 30, 2012, we discussed accelerating the effective date of Post-Effective Amendment No. 112 and you indicated you would work with the timeline from the March 30, 2012 filing, which would make Post-Effective Amendment No. 112 effective on June 13, 2012.

The Registrant and Principal Funds Distributor, Inc., the Registrant’s principal underwriter, plan to request at the appropriate time that pursuant to Rule 461(a) of the 1933 Act the effective date of Post-Effective Amendment No. 112 be accelerated so that it will become effective on June 13, 2012.  The Registrant also intends to include financial highlights and financial statements by filing an amendment pursuant to Rule 485(b) to be effective June 13, 2012.

Comment 1.  In the Classes A and C shares prospectus for the Global Multi-Strategy Fund and Opportunistic Municipal Fund, is the contingent deferred sales charge (CDSC) applied to the amount purchased or the amount redeemed?

Response:  The CDSC applies to the lesser of the market value at the time of redemption or the initial purchase price.  This is disclosed in the “Choosing a Share Class and the Costs of Investing – One-Time Fee – Contingent Deferred Sales Charge (CDSC)” section of the prospectus:  “The CDSC is based on the lesser of the market value at the time of redemption or the initial purchase price of the shares sold.”

Comment 2.  In the Classes A and C shares prospectus for the Global Multi-Strategy Fund, other expenses are estimated for the year ending August 31.  Why aren’t the expenses estimated for the year ending October 31?

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Response:  The Registrant has some series with an October 31 fiscal year and others with an August 31 fiscal year.  The series in Post-Effective Amendment No. 112 have a fiscal year of August 31.

Comment 3.  The Annual Fund Operating Expenses table includes a footnote disclosing a contractual expense limitation.  Please confirm the Registrant will include this agreement as an exhibit to a post-effective amendment.

Response:  The Registrant will include this agreement as an exhibit to the Rule 485(b) filing.

Comment 4.  In the Classes A and C shares prospectus for the Global Multi-Strategy Fund, in the Annual Fund Operating Expenses table, please explain what was excluded so that total annual fund operating expenses after expense reimbursement is 4.31%.

Response:  The Total Annual Fund Operating Expenses table estimates expenses of 4.31% after an Expense Reimbursement.  Pursuant to the expense limit, expenses may not exceed 2.75%.  The footnote will state that the expense limit excludes interest expense and dividend and interest expense on short sales; an estimated Dividend and Interest Expense on Short Sales in the amount of 1.56% is excluded (4.31% - 1.56% = 2.75%).

Comment 5.  The Principal Investment Strategies section for the Global Multi-Strategy Fund includes the following language:  “The Fund intends to invest in securities that are tied economically to a number of countries throughout the world…” (emphasis added).  Please explain what the italicized language means.

Response:  The Fund intends to invest in securities whose value will be affected by the economies of many countries throughout the world.

Comment 6.  The Principal Investment Strategies for the Global Multi-Strategy Fund references the notional value of the strategy’s long and short investment exposures.  Is the notional value used to determine NAV when measuring these assets?

Response:  The notional value is not used to determine NAV when measuring these assets.

Comment 7.  For any fund that includes an 80% test in its principal investment strategies, please include the phrase “plus any borrowings for investment purposes.”

Response:  The Registrant respectfully declines to make this revision because doing so would restate a legal requirement to which funds are generally subject without enhancing the quality of the information disclosed.  Changing the disclosure for these funds now would create an inconsistency between the disclosure for funds in this filing and other funds that are not part of this filing.  The prospectuses in the Registrant’s annual updates contain multiple funds and 80% language usually appears more than once in each prospectus.  See Investment Company Act Rule 35d-1(d)(2) (defining assets as “net assets, plus the amount of any borrowings for investment purposes”), Form N-1A General Instruction C.1.(c) (stating, “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”), and Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).  As previously discussed, another member of the Staff has previously commented that “plus borrowings for investment purposes” should not be included, a comment that conforms to the authority cited above.

Comment 8.  In each prospectus summary section “Tax Information” disclosure, please add the following to the end of current disclosure:  “in which case your distributions would be taxed when withdrawn from the tax deferred account.”

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Response:  The Registrant will make this revision at the next annual updates so that disclosure is consistent in its various prospectuses.

Comment 9.  In the Classes A and C shares prospectus “Choosing a Share Class and the Costs of Investing – One-Time Fee – Initial Sales Charge – Class A Shares – Initial Sales Charge Waiver or Reduction” section, the disclosure notes that an investor may need to provide certain information and records in order to receive a sales charge discount.  In this section, please add language stating that if shares were purchased directly from Principal Funds, such information can be found on the Principal Funds website.

Response:  The Registrant respectfully declines to add the requested language because the information is already included in the prospectus.  See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information”) and Form N-1A General Instruction C.1.(c) (“Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies.”).

Comment 10.  In the Classes A and C shares prospectus, Appendix B – Related Performance of the Sub-Advisor, please revise the following sentences as marked:  “Edge's composite consists of historical information about all  client accounts Edge manages that have investment objectives, policies, and strategies similar to those of the Fund. … Edge’s composite performance results are net ~~of the highest~~ all fees and expenses incurred by any client account in the composite.”

Response:  The Registrant will make the requested changes.

Comment 11.  In the Class J shares prospectus for the Bond Market Index Fund, please explain why Real Estate Securities Risk is included as a principal risk.

Response:  Real Estate Securities Risk is included because the Fund invests in mortgage-backed securities.

Comment 12.  In the Class J shares prospectus for the Preferred Securities Fund, make definite the Fund’s policy with respect to industry concentration.

Response:  The Registrant will revise the principal investment strategies language for the Preferred Securities Fund to make clear the Preferred Securities Fund will  concentrate its investments in a particular industry.

Comment 13.  In the Class J shares prospectus for the Preferred Securities Fund, make the industry concentration risk specific to the particular industry in which this fund invests.

Response:  The Registrant will add industry-specific language to the Industry Concentration discussion at the next annual update.

Comment 14.  In the Statement of Additional Information (SAI), the fundamental investment restrictions regarding the following topics note that the Funds will not engage in certain activities, except as permitted under the 1940 Act:  issue senior securities, purchase or sell commodities, and make loans.  Please describe, somewhere in the SAI, what the 1940 Act permits regarding these activities.

Response:  With respect to issuing senior securities and purchasing or selling commodities, the Registrant will add language to the SAI.  With respect to making loans, the Registrant includes language on this point in the SAI.

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Comment 15.  In the SAI, the fundamental investment restriction regarding concentration states:  “This restriction does not apply to the Diversified Real Asset or Preferred Securities Funds….”  What policy have these funds adopted regarding concentration?

Response:  The fundamental investment restriction states that each fund, except as noted, will not concentrate.  Because the Diversified Real Asset Fund and Preferred Securities Fund are excepted from the list of Funds that may not concentrate, the Diversified Real Asset Fund and Preferred Securities Fund will concentrate their investments in a particular industry.  The prospectus discloses that the Diversified Real Asset Fund has adopted a policy to concentrate its investments in the real estate and energy/natural resources industries and the Preferred Securities Fund has adopted a policy to concentrate its investments in securities in the U.S. and non-U.S. financial services industry.

Comment 16.  In the “Investment Strategies and Risks – Swap Agreements and Options on Swap Agreements” section, the following language appears:  “In the case of a credit default swap sold by a fund (i.e., where the fund is selling credit default protection), however, in applying certain of the funds’ investment policies and restrictions the fund will value the credit default swap at its notional amount but may value the credit default swap at market value for purposes of applying certain of the funds’ other investment policies and restrictions.”  Please explain how the Fund values swaps for NAV purposes.

Response:  Swap agreements are valued at market by a pricing service or at fair value, in either case, using procedures established and periodically reviewed by the Fund’s Board of Directors.

Comment 17.  The SAI includes the following sentence:  “Principal has contractually agreed to limit the Fund's expenses (excluding interest expense, short sale dividend and interest expense, and acquired fund fees and expenses) on certain share classes of certain of the Funds.”  The exclusions noted in the parenthetical should be included, as appropriate, in the footnotes to the prospectus summary section Annual Fund Operating Expenses tables.

Response:  The Registrant will include a reference to short sale dividend and interest expense in the footnote for the Global Multi-Strategy Fund in the 485(b) filing.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Assistant Counsel, Registrant

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